Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm and to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 7, 2014 with respect to the consolidated balance sheet of Magna International Inc. as at December 31, 2013, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2013.

We also consent to the incorporation by reference of our report dated March 7, 2014 in the Registration statement (Form F-10 No. 333-194892) of Magna International Inc. and the Registration Statement (Form S-8 No. 333-128257) pertaining to the Magna Group of Companies Retirement Savings Plan.

/s/ “Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
March 27, 2015	Licensed Public Accountants